Exhibit 99.2

Frankfurter Allgemeine Sonntagszeitung                                                  (Frankfurt General, Sunday Newspaper)

March 26, 2006                                                 Edition 409357                         Commerce

“We want 100 percent”

Bayer-Chef Werner Wenning on his plans with Schering

Mr. Wenning, have you been infected with takeover fever?

No. At Bayer we are forcefully executing our strategy, and for this the takeover of Schering fits in outstanding.  We are therewith strengthening our positions in the health business, and were are increasing our placing to number seven on the world market for pharmaceutical specialty products.

If the logic is so necessary, then why did you come to the idea only first after the Merck-offer for Schering?

It is correct that on Monday, the 13th of March — that is after the Merck offer was made known - I called Mr. Erlen. We had already looked for possible fortifications. In the pharmaceutical industry one is always looking at what the others are doing. Hardly another branch is so transparent, and in so far we knew of Schering.

Up until recently, Bayer had its focus on prescription-free medications. You wanted to become the global number one there. Have those plans now fallen away?

No. In this area we want to grow as well.  The expansion will in any case not fail due to financing.

You were named as an interested party in the OTC division of Pfizer.  You can hardly stem the sale now, can you?

I will not speculate about any business, which might bring about a purchase.

An objection against the Schering takeover reads that in total therewith the research budget of the two vendors to date will sink.

This is not correct. At the moment both concerns give out 1.5 billion Euros for research, with revenues of 9 million Euros.

This results in a percentage rate of over 16 percent. Will the new concern hold to this percentage?

We are calculating for 15 to 17 percent.  In absolute numbers, the research expenditures will increase as a consequence in the future, because we want to grow.

You bound the takeover to the condition that 75 pro cent of the shareholders accept your offer.  What happens, when they refuse? Will you then add something to the offered 86 Euro?

We have made an attractive offer.  This will also be seen in the market. I expect hence some extensive taking.

Would the best be 100 percent?

100 percent would be my preference, of course.

The Chancellor is caring for jobs in German. Did you let Mrs. Merkel know about what you have in store?

We wrote a letter. I and tried to call her on Friday, but she was busy with the EU-Summit and could not be reached. The meeting will not be repeated. I had already spoke wit Mayor Wowereit.

Will you make any concessions about how many of the 6000 jobs being eliminated will relate to Germany locations? The Unions are talking about 600 jobs?

There is no dependable number regarding this at the moment; it is simply to early for this.  We — that is Bayer and Schering — must first discuss the integration intensively, as well as the structure in the future and then also about the personnel.

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